FORM 4

 --------

 [ ] Check this box if                              U.S. SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
     no longer subject                                       WASHINGTON, DC 20549                            OMB Number: 3235-0287
     to Section 16. Form 4                                                                                   Expires: January 31, 2005
     or Form 5 obligations                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
     may continue. See                                                                                       hours per response...0.5
      Instruction 1(b)

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                            Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                                of the Investment Company Act of 1940

 |----------------------------------------------------------------------------------------------------------------------------------------|
 |1. Name and Address of Reporting Person*   |2. Issuer Name and Ticker or Trading Symbol |6. Relationship of Reporting Person            |
 |                                           |                                            |   to Issuer (Check all applicable)            |
 |     ADVANCED BIOMETRICS, INC.             |    Electronic Identification, Inc. (EIDT)  |                                               |
 |-------------------------------------------|                                            |   [ ] Director         [X] 10% Owner          |
 |     (Last)     (First)     (Middle)       |                                            |   [ ] Officer          [ ] Other (specify     |
 |-------------------------------------------|------------------------|-------------------|       (give title          below)             |
 |     7203 W. Deschutes Ave., Suite A       |3. IRS Identification   |4. Statement for   |        below)                                 |
 |                                           |   Number of reporting  |   Month/Day/Year  |                                               |
 |-------------------------------------------|   person if an entity  |                   |                                               |
 |               (Street)                    |   (voluntary)          |   1/29/2003       |                                               |
 |                                           |                        |-------------------|-----------------------------------------------|
 |     Kennewick Washington  99336           |                        |5. If Amendment,   |7. Individual or Joint/Group Filing            |
 |-------------------------------------------|                        |   Date of Original|   (Check applicable line)                     |
 |        (City)      (State)      (Zip)     |                        |                   |                                               |
 |                                           |                        |                   |  [X]Form filed by One Reporting Person        |
 |                                           |                        |                   |  [ ]Form filed by More than one               |
 |                                           |                        |                   |     Reporting Person                          |
 |----------------------------------------------------------------------------------------------------------------------------------------|
 TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
 |----------------------------------------------------------------------------------------------------------------------------------------|
 |1.Title of Security         |2.Trans- |2A.Deemed |3.Trans-   |4.Securities Acquired (A)       |5.Amount of      |6.Owner-   |7.Nature   |

 |                            |  action | Execution|  action   |  or Disposed of (D)            |  Securities     |  ship     |  of In-   |
 |                            |  Date   | Date, if |  Code     |  (Instr. 3, 4 and 5)           |  Beneficially   |  Form:    |  direct   |
 |                            |         | any      | (Instr. 8)|                                |  Owned following|  Direct   |  Benefi-  |
 |                            | (Month/ | (Month/  |           |                                |  lowing reported|  (D) or   |  cial     |
 |                            |  Day/   | Day/Year)|-----------|--------------------------------|  transactions   |  Indirect |  Owner-   |
 |                            |  Year)  |          |     |     |              |(A)or|           | (Instr.3 and    |  (I)      |  ship     |
 |                            |         |          |Code |  V  |    Amount    |(D)  |   Price   |  4)             |  (Instr.4)| (Instr.4) |
 |----------------------------------------------------------------------------------------------------------------------------------------|
 | Common Stock               | 1/29/03 |          |  P  |     | 125,000      |  A  | $.04/share|  750,000        |    D      |           |
 |----------------------------------------------------------------------------------------------------------------------------------------|
 |                            |         |          |     |     |              |     |           |                 |           |           |
 |----------------------------------------------------------------------------------------------------------------------------------------|
 |                            |         |          |     |     |              |     |           |                 |           |           |
 |----------------------------------------------------------------------------------------------------------------------------------------|
 |                            |         |          |     |     |              |     |           |                 |           |           |
 |----------------------------------------------------------------------------------------------------------------------------------------|
 |                            |         |          |     |     |              |     |           |                 |           |           |
 |----------------------------------------------------------------------------------------------------------------------------------------|
 |                            |         |          |     |     |              |     |           |                 |           |           |
 |----------------------------------------------------------------------------------------------------------------------------------------|

      FORM 4 (CONTINUED)             TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                            (e.g., puts, calls, warrants, options, convertible securities)

 |-------------------------------------------------------------------------------------------------------------------------------------------|
 |1.Title of |2.Conver-|3.Trans- |3A.Deemed|4.Transac-|5.Number of Deriv- |6.Date Exer- |7.Title & Amount |8.Price|9.Number|10.Owner-|11.Na- |
 | Derivative| sion or | action  |Execution|tion Code | ative Securities  | cisable and | of Underlying   | of    | of Der-| ship    | ture  |
 | Security  | Exercise| Date    |Date, if |(Instr.8) | Acquired (A) or   | Expiration  | Securities      | Deriv-| ivative| Form    | of In-|
 |(Instr.3)  | Price of|(Month/  |any      |          | Disposed (D)      | Date        |(Inst. 3 and 4)  | ative | Secur- | of Deri-| direct|
 |           | Deriv-  | Day/    |(Month/  |          |(Instr.3, 4 and 5) |(Month/Day/  |                 | Secur-| ities  | vative  | Bene- |
 |           | ative   | Year)   | Day/    |          |                   | Year)       |                 | ity   | Benefi-| Secu-   | ficial|
 |           | Security|         | Year)   |          |                   |-------------|-----------------|(Instr.| cially | rity:   | Own-  |
 |           |         |         |         |          |                   |     |       |         |Amount | 5)    | Owned  | Direct  | ership|
 |           |         |         |         |          |                   |Date |Expir- |         |or     |       | at End | (D) or  |(Instr.|
 |           |         |         |         |          |                   |Exer-|ation  |  Title  |Number |       | of     | Indi-   | 4)    |
 |           |         |         |         |----------|-------------------|cis- |Date   |         |of     |       | Month  | rect (I)|       |
 |           |         |         |         |Code|  V  |   (A)   |   (D)   |able |       |         |Shares |       |(Inst.4)|(Instr.4)|       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|
 | Common    | $.06/   | 1/27/03 |         |  P |     | 125,000 |         |Immed|1/27/05| Common  |125,000| See   |125,000 |   D     |       |
 | Stock     | share   |         |         |    |     |         |         |     |       | Stock   |       | Note  |        |         |       |
 | Purchase  |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 | Warrants  |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|
 | Series    |  N/A    | 1/29/03 |         |  P |     |1,000,000|         |Immed| None  | Common  |100,000| $.01/ |5,000,  |         |       |
 | A Convert-|         |         |         |    |     |         |         |     |       | Stock   |       | share |  000   |   D     |       |
 | Ible Pref-|         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 | Erred     |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 | Stock     |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|
 |           |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|
 |           |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|
 |           |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|
 |           |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|
 |           |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|
 |           |         |         |         |    |     |         |         |     |       |         |       |       |        |         |       |
 |-----------|---------|---------|---------|----------|-------------------|-----|-------|---------|-------|-------|--------|---------|-------|

 Explanation of Responses:

 The Reporting Person purchased 125,000 shares of Common Stock and 1,000,000 shares of Series A Convertible Preferred Stock in private placement transactions.  In connection with the purchase of the Common Stock and for no additional consideration, the Reporting Person received warrants to purchase 125,000 shares of Common Stock.

 The Series A Convertible Preferred Stock is conver tible to Common Stock at the option of the holder, without payment of any additional consideration, at the rate of one share of Common Stock for each ten shares of Series A Convertible Preferred Stock converted.

            ADVANCED BIOMETRICS, INC.

     By: /s/_James Katzaroff_____________
             James Katzaroff, President                             2/7/2003
                                                                    ---------
        **  Signature of Reporting Person                           Date

 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly

         *  If the form is filed by more than one reporting person, Instruction 4(b)(v).

        **  Intentional misstatements or omissions of facts constitute Federal Criminal violations.
            See 18U.S.V. 1001 and 15 U.S.C. 78ff(a).

     Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient, Instruction 6 for procedure.

 Last update: 09/05/2002